Exhibit (a)(5)(xii)

bhpbilliton

resourcing the future

A future

together

BHP Billiton announced in August that it was prepared to invest $40 billion in acquiring PotashCorp—a vote of confidence in Saskatchewan and Canadian economies. We believe that our proposal brings real net benefit to Canada, and specifically to the province of Saskatchewan.

By combining PotashCorp’s operations with BHP Billiton and returning control of PotashCorp to Saskatchewan, we can create a stronger business that will help ensure that Saskatchewan is leading the global potash industry for decades to come. We have proposed to move management of PotashCorp’s potash operations from Chicago back to Saskatoon.

We understand the important role that potash and PotashCorp have played in the history and success of Saskatchewan; although, we think the current management of PotashCorp has drifted from its Saskatchewan roots. BHP Billiton will bring the business back to the Province.

If our offer to acquire PotashCorp is successful, we will put “Saskatchewan” back in the name and we will operate it from Saskatoon. BHP Billiton believes in keeping our decision making close to the resource – we do that elsewhere and we will do that here.

The Province of Saskatchewan has stated that it will lose $3 billion dollars in revenue as a result of the acquisition of PotashCorp. The Province’s concerns arise primarily from tax deferrals which are fully permitted under existing laws in Canada. Nonetheless, BHP Billiton is confident it can address this issue by making commitments which will effectively address any such concerns that the Province may have. More broadly, we have outlined the kind of net benefits that Saskatchewan and Canada can expect from us in the case of an acquisition of PotashCorp.

We believe that promises made must be promises kept and we are proud of our track record of honouring our commitments worldwide.

Saskatchewanians can rely on our commitment to invest in the people, the infrastructure and the economy of the province as we advance our Jansen Project and other development plans. We have already spent close to $1 billion in potash, progressing Jansen to the point where we will file for an environmental approval later this year. Hundreds of Saskatchewanians are already busily preparing this exciting project.

BHP Billiton would be honoured to be entrusted with the stewardship of Saskatchewan’s valuable potash resource on behalf of Saskatchewanians and to grow potash industry revenue for the province. We’re building a platform for sustainable growth and a better future.

Sincerely,

Andrew J. Mackenzie

Chief Executive, Non Ferrous

Learn more about us at bhpbilliton.com